EXHIBIT NO.1

Exemption No. ~~82-5225~~ 82-34635

FOR IMMEDIATE RELEASE
April 22, 2003

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES FINAL SHARE DISTRIBUTION

April 22, 2003, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today that the final distribution of Common Shares of the Company to former unsecured creditors of The Singer Company N.V. ("Old Singer") is now being made on behalf of the Singer Creditor Trust by Mellon Investor Services L.L.C., the Company's share transfer agent.

Included below are the Company's Letter to Shareholders and Bankruptcy Court Notice regarding this final distribution.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ending December 31, 2002 and 2001 and for the three months ending December 31, 2000, together with the Auditor's Reports thereon; the 2002 Disclosure Statement and Report dated April 2003, and the prior Disclosure Statements and Reports dated May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website www.singer.com.

For further information, please contact Barbara Wybraniec at (917) 534-5373.


03022357

SINGER

April 15, 2003

Dear Singer N.V. Shareholder:

Singer N.V. (the "Company") is pleased to announce the final distribution of the remaining shares of the total amount of 8,000,000 Common Shares of the Company (the "New Common Stock").

The final distribution is being made pursuant to Section 7.14 of the First Amended Joint Plan of The Singer Company N.V. and Its Affiliated Debtors and Debtors In Possession (the "Plan"), which was confirmed by the United States Bankruptcy Court for the Southern District of New York (the "Court") on August 24, 2000, and pursuant to the Amended and Restated Articles of Incorporation of the Company, as filed with the Ministry of Justice of the Netherlands Antilles on or about September 10, 2000. Enclosed herewith is a notice regarding the final distribution (the "Notice") that was filed with the Court on or about March 31, 2003 and which contains information regarding the final distribution of the New Common Stock and certain effects of the Plan.

In accordance with the Plan, shares of New Common Stock have been allocated and distributed by the Singer Creditor Trust (as defined in the Plan) on a pro-rata basis to former unsecured creditors of The Singer Company N.V. ("Old Singer"), such as yourself. The Singer Creditor Trust has distributed the New Common Stock to such creditors in two stages - the initial distribution, which occurred on our about October 31, 2001 (the "Initial Distribution"), and the current final distribution, which should be completed by April 25, 2003 (the "Final Distribution"). This letter discusses primarily the Final Distribution. If you are entitled to receive New Common Stock, but did not receive a distribution of New Common Stock during the Initial Distribution, the entire amount of New Common Stock you are entitled to receive will be distributed to you during the Final Distribution. Parties who received a portion of the New Common Stock that they are entitled to receive during the Initial Distribution will receive during the Final Distribution only the balance of New Common Stock owed to them. Pursuant to the Plan, both the Initial and Final Distributions of the New Common Stock by the Singer Creditor Trust are exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

As set forth in the Plan, the former unsecured creditors of Old Singer include the holders of record, as of the close of business on September 14, 2000 (the "Record Date"), of The Singer Company N.V. $150,000,000 7% Notes Due 2003, Cusip No. 82930FAA7 (as defined in the Plan, the "Prepetition Singer Notes"), which were canceled pursuant to Section 7.18 of the Plan as of the Record Date. Pursuant to Section 9.7 of the Plan, the transfer ledgers of the indenture trustee, agents and servicers with respect to the Prepetition Singer Notes were closed as of the Record Date and any transfers of the Prepetition Singer Notes occurring after the Record Date will not be recognized for purposes of the initial or final distribution of the New Common Stock. Accordingly, only record holders of the Prepetition Singer Notes set forth on such transfer ledgers at the close of business on the Record Date are entitled to receive a distribution of the New Common Stock from the Singer Creditor Trust. Any issues relating to transfers of Prepetition Singer Notes occurring after the Record Date are to be resolved by the record holder of the Prepetition Singer Notes on the Record Date and any subsequent transferee of the Prepetition Singer Notes. Pursuant to the Plan, Singer N.V., the Singer Creditor Trust, the indenture trustee with respect to the Prepetition Singer Notes and the Transfer Agent (as defined below) have no obligation to recognize, and will not recognize, transfers of the Prepetition Singer Notes occurring after the Record Date.

Depending on the nature of your claim against Old Singer, you will receive information regarding the number of shares of New Common Stock issued for your benefit as follows:

- If your claim is not based upon ownership of the Prepetition Singer Notes, but is based upon a debt owed to you by Old Singer, then enclosed herewith is a statement (a "Statement") from Mellon Investor Services, LLC, the Transfer Agent for the New Common Stock (the "Transfer Agent"), setting forth the number of shares of New Common Stock distributed to you in "book entry" form on the books and records of the Transfer Agent as a result of the Final Distribution. This amount is in addition to any shares you may have received during the Initial Distribution.

- If your claim is based upon ownership of the Prepetition Singer Notes as of the Record Date, <u>and</u> as of the Record Date you held such notes in street name through an intermediary record holder (*i.e.*, in "street name" through a nominee account), then you should receive notification from such intermediary record holder regarding the number of shares of New Common Stock that you now hold in street name through your nominee account with such intermediary record holder. If you do not receive such a notification from your intermediary record holder, please contact that party directly and request such information.

- If your claim is based upon ownership of the Prepetition Singer Notes as of the Record Date, and as of the Record Date you held such notes in "certificate" form, and you previously informed the indenture trustee for such notes of your election to hold your shares of New Common Stock in "certificate" form, then enclosed herewith is a physical share certificate (a "Certificate") for the number of shares of New Common Stock issued to you as a result of the Final Distribution. This amount is in addition to the shares you may have received during the Initial Distribution.

- If your claim is based upon ownership of the Prepetition Singer Notes as of the Record Date, and as of the Record Date you held such notes in "certificate" form, and you did not previously inform the indenture trustee for such notes of your election to hold your shares of New Common Stock in "certificate" form, then enclosed herewith is a Statement from the Transfer Agent setting forth the number of shares of New Common Stock distributed to you in "book entry" form on the books and records of the Transfer Agent as a result of the Final Distribution. This amount is in addition to any shares you may have received during the Initial Distribution.

- If you received shares of New Common Stock during the Initial Distribution in "book entry" form but subsequently submitted to the Transfer Agent an election to receive such shares in "certificate" form, then enclosed herewith is a Certificate for the number of shares of New Common Stock issued to you as a result of the Final Distribution. This amount is in addition to the shares you may have received during the Initial Distribution.

If you received a Statement and, thus, hold your shares of New Common Stock in "book entry" form, you have the option to receive a Certificate evidencing such shares of New Common Stock. If you would like to receive such a Certificate, thereby choosing to hold your shares of New Common Stock in "certificate" form instead of "book entry" form, please complete the enclosed Election to Receive Share Certificate for Shares of New Common Stock (the "Election Form") and return it to the Transfer Agent at the address set forth on the Election Form. If you hold your shares of New Common Stock in "book entry" form and do not want to hold your shares in "certificate" form, you need not take any further action and should not execute or return the Election Form.

If you have any questions regarding the Initial or Final distribution of the New Common Stock, please contact the Transfer Agent at the following address:

Mellon Investor Services, LLC
44 Wall Street, 6th Floor
New York, New York 10005
Attn.: Frank R. Misciagna

The New Common Stock has not been listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system, and it is not

anticipated that the New Common Stock will be so listed in the near future. Price quotations for the New Common Stock became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade the New Common Stock using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials it makes available to shareholders or is required to file under its own country jurisdiction. If the New Common Stock ceases to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the New Common Stock to deviate substantially from their theoretical inherent value.

The Company has a website - www.singer.com, which contains financial information, press releases and other information about the Company which has been published since September 14, 2000, the Effective Date of the Plan The website also provides an e-mail link to the Company's Investor Relations department. If you have questions or concerns regarding the Company or you would like to receive a copy of the Company's Disclosure Statement and Report (including audited consolidated financial statements), please submit a request for the same to the Company via the Investor Relations e-mail link. Alternatively, you may submit questions and concerns, or request to receive a copy of the Company's Disclosure Statement (including audited consolidated financial statements) to the Company in writing at the following address:

Singer N.V.
De Ruyterkade 62,
Willemstad, Curacao
Netherlands Antilles
Attn.: Investor Relations

Also enclosed for your information, is a copy of the Company's latest Press Release, issued on April 4, 2003, detailing the results for the year ended December 31, 2002.

We wish to thank you in advance for your continuing support and your ongoing cooperation in making Singer N.V. a success in the future.

Sincerely,



Stephen H. Goodman
Chairman of the Board

Enclosures

FOR IMMEDIATE RELEASE
April 4, 2003

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES RESULTS FOR
YEAR ENDING DECEMBER 31, 2002 AND FOR THE FOURTH QUARTER OF 2002
Results Show Continued Profitability

April 4, 2003, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or "the Company") announced today its results for the year ending December 31, 2002 and for the fourth quarter of 2002.

2002 Year Results

For the twelve months ended December 31, 2002, the Company reported consolidated revenues of $431.2 million as compared to $435.8 million for the twelve months of 2001, a decline of $4.6 million or 1.1%. The decline reflects the dollar's appreciation against the currencies of many of the countries in which Singer operates. Using constant exchange rates, consolidated revenue grew modestly in 2002 as compared with 2001. The decrease in U.S. dollar revenues was primarily due to weaker sales in Mexico, Central and South America, China, India and the Middle East. This was largely offset by strong growth in Sewing Marketing sales in the United States, Turkey and East Europe and by growth in Retail sales in Sri Lanka, Pakistan and Bangladesh. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $91.2 million for the 2002 full year, a 3.5% increase over the $88.1 million recorded in the same period of 2001. Thailand's sales are not included in consolidated revenues.

The Company's revenues for the full year of 2002 included $31.6 million of finance charges on consumer credit sales and $5.7 million of royalty and licensing income; the corresponding amounts for the full year of 2001 were $32.4 million and $5.4 million, respectively. The decline in finance charges is primarily due to the decrease in retail sales in Mexico.

Gross profit for the twelve months ended December 31, 2002 was $169.2 million, representing a gross margin of 39.2%, as compared to $162.7 million and a gross margin of 37.3% for the same period in 2001. The increase in gross profit and gross margin was due primarily to improved margins in the Company's manufacturing segment and in Turkey.

Selling and administrative expenses for the twelve months ended December 31, 2002 were $131.9 million, representing 30.6% of revenues, as compared to $123.1 million and 28.3% of revenues for the same period in 2001. Included in selling and administrative expenses is advertising and sales promotion expense of $16.9 million or 3.9% of revenues in the twelve month period of 2002, as compared to $15.3 million or 3.5% for the same period in 2001, an increase of $1.6 million or 10.5%. Bad debt provisions increased to $9.7 million or 2.2% of revenues in the twelve-month period of 2002, as compared to $4.9 million or 1.1% for the same period in 2001. The increase was primarily due to increased reserves in Mexico and additional accounts receivable reserve associated with a significant sewing distributor.

Amortization expense for intangible assets was $0.1 million in the twelve-month period of 2002 as compared to $5.4 million in the twelve-month period of 2001. The reduction of amortization expense for intangible assets is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the twelve-month period of 2002 and of 2001 was $37.1 million and $34.2 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) was $48.7 million and $52.5 million, respectively.

Interest expense for the twelve-month period ending December 31, 2002 was $21.6 million as compared to $25.7 million for the twelve-month period ending December 31, 2001. The $4.1 million decrease in total interest expense was due to lower interest rates and decreased borrowings.

Equity in earnings from Operating Affiliates totaled $4.2 million during the twelve-month period ended December 31, 2002 as compared to $1.7 million for the same period in 2001. The $2.5 million increase is due to increased profitability from the Company's Operating Affiliate in Thailand along with higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was $2.6 million in the twelve-month period ended December 31, 2002 as compared to other income of $5.8 million for the same period in 2001. The decline in other income is primarily due to a decrease in gain on foreign exchange transactions and the write down of net fixed assets in Turkey and Vietnam.

Provision for income taxes amounted to $3.2 million representing a 14.3% effective tax provision in the twelve-month period ended December 31, 2002, as compared to $5.9 million and a 36.9% provision for the same period in 2001. The high effective tax provision for the 2001 period reflects the non-deductibility of $5.3 million in amortization expense for intangible asset. The lower effective tax rate in 2002 is primarily due to higher income from affiliates which is net of taxes and the utilization of tax loss carry forwards by certain subsidiaries that are currently profitable.

The Company's net income for the twelve-month period of 2002 was $17.4 million, an $8.3 million increase over the $9.1 million net income recorded in the same period of 2001.

The net income available to common shareholders, after an accrued and unpaid dividend on preferred shares of $1.1 million, was $16.3 million for the year, equivalent to basic earnings per common share of $2.01. This compares to the prior year net income available to common shareholders of $8.0 million and basic earnings per common share of $0.98. Subsequent to year-end, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the preferred shares of the Company for $3.8 million.

The Retail operations (including Thailand) accounted for 62% of Singer's revenues for the twelve-month period in 2002, and for 48% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the period include the Retail businesses in Thailand, Sri Lanka, Mexico, and Bangladesh. The

comparable figures for the twelve-month period of 2001 were 63% of Singer's revenue and 60% of operating earnings.

The Company's consolidated results and the results for the Retail segment were negatively impacted in the 2002 period as compared with the 2001 period by certain economic, liquidity and management turnover problems in Mexico that developed in the second half of the year.

The Sewing Marketing and Manufacturing operations accounted for 38% of Singer's revenues for the 2002 twelve-month period and for 52% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States and the Sewing Manufacturing and Marketing operations in Brazil were major contributors to this segment. The comparable figures for the twelve-month period of 2001 were 37% of Singer's revenue and 40% of operating earnings.

The Company's consolidated results and the results for the Sewing segment were negatively impacted in both the 2002 and 2001 periods by the economic crisis in Turkey. However, both revenue and operating income in Turkey improved significantly in the twelve-month period ending December 31, 2002, as compared with the same period in the prior year.

The report of the Company's independent auditors for the twelve months ending December 31, 2002 and 2001, includes a "going concern qualification". Continuation of the Company's business is dependent on its ability to achieve successful future operations and repay or refinance certain significant outstanding debt obligations in 2003, 2004 and later years.

2002 Fourth Quarter Results

For the fourth quarter ended December 31, 2002, the Company reported consolidated revenues of $122.2 million as compared to $124.5 million for the fourth quarter of 2001, a decrease of $2.3 million or 1.8%. The decrease was primarily due to lower sales in Mexico. Partially offsetting the sales decline in Mexico was growth in the Asian Retail markets and in Sewing Marketing operations, particularly East Europe and the United States. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $22.1 million for the fourth quarter of 2002 as compared to $21.1 million for the fourth quarter of 2001, a 4.7% increase. Thailand's sales are not included in consolidated revenues.

The Company's revenues for the fourth quarter of 2002 included $7.8 million of finance charges on consumer credit sales and $1.6 million of royalty and licensing income; the corresponding amounts for the fourth quarter of 2001 were $7.9 million and $1.6 million, respectively.

Gross profit for the three months ended December 31, 2002 was $48.4 million, representing a gross margin of 39.6%, as compared to $42.3 million and a gross margin of 34.0% for the same period in 2001. The increase in gross profit and gross margin was due primarily to improved margins in the Company's manufacturing segment, the Turkey operations and a favorable variance in the profit in inventory elimination.

Selling and administrative expenses for the three months ended December 31, 2002 were $36.5 million, representing 29.9% of revenues, as compared to $30.3 million and 24.3% of revenues

for the same period in 2001. Bad debt provisions increased to $6.4 million or 5.2% of revenues as compared to $1.4 million or 1.1% for the same period in 2001. The increase was primarily due to increased reserves in Mexico and additional accounts receivable reserve associated with a significant sewing distributor.

Amortization expense for intangible assets was zero in the 2002 quarter as compared to $1.2 million in the 2001 quarter. The reduction of amortization expense for intangible assets is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002.

Operating income for the 2002 and 2001 quarters was $11.9 million and $10.8 million, respectively, while EBITDA was $14.7 and $14.5 million, respectively. The increase in operating profit was primarily due to improvements in gross margins.

Interest expense for the three-month period ending December 31, 2002 was $5.7 million as compared to $6.2 million for the fourth quarter of 2001.

Equity in earnings from Operating Affiliates totaled $1.7 million during the three-month period ended December 31, 2002 as compared to zero for the same period in 2001. The increase is due to increased profitability from the Company's Operating Affiliate in Thailand along with higher profitability from an Operating Affiliate in Sri Lanka.

Miscellaneous other income was zero for the three-month period ended December 31, 2002 as compared to other income of $2.0 million for the same period in 2001. The decline in other income was primarily due to a $0.8 million decrease on gain on foreign exchange transactions in the fourth quarter, coupled with a write-down of net fixed assets in Turkey that occurred during the 2002 fourth quarter.

Provision for income taxes amounted to a $0.9 million benefit representing a (11.0)% effective tax provision for the three-month period ended December 31, 2002, as compared to $1.7 million and a 26.0% effective tax provision for the same period in 2001. The high effective tax provision for the 2001 period reflects the non-deductibility of $1.2 million in amortization expense for intangible asset. The lower effective tax rate in 2002 is primarily due to higher income from affiliates which is net of taxes, the utilization of tax loss carry forwards by certain subsidiaries that are currently profitable, and a reduction in the deferred tax liability in Mexico.

The Company's net income for the fourth quarter of 2002 was $8.2 million, a $4.2 million increase over the $4.0 million net income recorded in the 2001 fourth quarter.

The Retail operations (including Thailand) accounted for 59% of Singer's revenues for the 2002 fourth quarter, and for 36% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the 2002 period include the Retail businesses in Thailand, Sri Lanka, Philippines and Bangladesh. The comparable figures for the fourth quarter of 2001 were 60% of Singer's revenue and 64% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 41% of Singer's revenues for the 2002 fourth quarter and for 64% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States and the Sewing Manufacturing operations in Brazil were major contributors to this segment. The significant depreciation of the Brazilian Real against the US dollar was an important contributor to the strong earnings in Brazil manufacturing. The comparable figures for the fourth quarter of 2001 were 40% of Singer's revenue and 36% of operating earnings.

Continued Profitability

Mr. Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer noted, "We are pleased by the results for the fourth quarter and for the full year ended December 31, 2002. The year-to-year decline in revenues that began in 1997 has been essentially halted. Profitability has been enhanced; net income for the year 2002 was $17.4 million. Basic earnings per common share were $2.01.

We are disappointed, however, by the failure to grow dollar revenues on a consolidated basis and in several important markets. To meet the challenges of economic weakness and global excess capacity Singer intends to push forward with its ongoing strategic initiatives. These include:

- To grow our core Retail business in those emerging markets with significant growth opportunities and where the Company is already well established, capitalizing on the Company's extensive Retail distribution networks, the SINGER® trademark and the offer to customers of consumer credit services. Singer's plans include offering a greater variety of products and services, increasing the number and variety of distribution points and improving the credit offer.

- To grow and strengthen our core Sewing business by capitalizing on the SINGER® trademark and the Company's 150+ year reputation for reliability, service, value and innovation. A major objective is to regain market share lost during the turmoil of the past years. Singer's plans include offering new, more competitively featured and priced consumer and artisan sewing machines, through a variety of channels.

- To grow earnings from licensing of the SINGER® trademark, both for sewing and non-sewing products, and to increase wholesale sales of non-sewing products in selected markets.

- To improve operating and financial performance through management and organizational changes designed to enhance overall management and efficiency, and by implementing programs to improve product sourcing, strengthen inventory and receivables management and control selling and administrative cost.

To address the Company's tight liquidity position, we are restructuring Singer's balance sheet, including the current bank facilities. The Company is also considering the partial or total sale of certain continuing operations that are less central to the Company's long-term strategy, and

where the proceeds from such sales would meaningfully improve the Company's liquidity position.

We continue to have confidence that the consistent execution of Singer's recovery plan and growth strategies, and the successful restructuring of the balance sheet, will result in continued profitability for the Company on a consolidated basis. Nevertheless, certain economic, liquidity, and management turnover problems in Mexico that developed in the second half of 2002 and are continuing in 2003, and the conflict in Iraq, are likely to negatively impact the results for the Company as a whole in the early part of 2003, possibly resulting in the Company incurring a first quarter 2003 loss. This would be Singer's first quarterly loss, should it occur, since the conclusion of the Company's successful Chapter 11 emergence and reorganization in September 2000."

Share Distribution

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company. It is anticipated that the final distribution of the Common Shares will be made later this month.

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Effective September 2000, as a result of the successful Chapter 11 reorganization, Singer became the parent of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets,

primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home. The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies, through the Operating Companies which operate Singer's Retail business and through third-party distributors and dealers. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 26% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ending December 31, 2002 and 2001 and for the three months ending December 31, 2000, together with the Auditor's Report thereon; the 2002 Disclosure Statement and Report dated April 2003, and the prior Disclosure Statements and Reports dated May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's financial website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with creditors under

the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (917) 534-5373.

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(in thousands of US dollars, except share and per share amounts)

	December 31, 2002	December 31, 2001
Revenues	$ 431,229	$ 435,780
Cost of revenues	262,062	273,118
Gross profit	169,167	162,662
Selling and administrative expenses	131,944	123,132
Amortization of intangible assets	81	5,359
Operating income	37,142	34,171
Other income (expense):		
Interest expense	(21,616)	(25,674)
Equity in earnings from operating affiliates	4,164	1,736
Other, net	2,566	5,791
Total other income (expense)	(14,886)	(18,147)
Income from continuing operations before provision for income taxes and minority interest	22,256	16,024
Provision for income taxes	3,160	5,909
Minority interest share in income	(1,317)	(376)
Income from continuing operations	17,779	9,739
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	(374)	(669)
Net income	17,405	9,070
Dividends on preferred shares	1,100	1,100
Net income available to common shares	$ 16,305	$ 7,970
Basic earnings per common share	$ 2.01	$ 0.98
Basic weighted average common shares outstanding	8,110,869	8,121,828
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 48,748	$ 52,453

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2001
(in thousands of US dollars)

	(Unaudited) Three Months Ended December 31, 2002	(Unaudited) Three Months Ended December 31, 2001
Revenues	$ 122,194	$ 124,461
Cost of revenues	73,800	82,166
Gross profit	48,394	42,295
Selling and administrative expenses	36,486	30,326
Amortization of intangible assets	20	1,151
Operating income	11,888	10,818
Other income (expense):		
Interest expense	(5,749)	(6,168)
Equity in earnings from operating affiliates	1,679	24
Other, net	3	2,030
Total other income (expense)	(4,067)	(4,114)
Income from continuing operations before provision for income taxes and minority interest	7,821	6,704
Provision for income taxes	(861)	1,740
Minority interest share in income	(435)	(254)
Income from continuing operations	8,247	4,710
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	(748)
Net income	8,247	3,962
Dividends on preferred shares	275	275
Net income available to common shares	$ 7,972	$ 3,687
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 14,719	$ 14,475

ATTACHMENT B

EXEMPTION NO. 82-5225

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re THE SINGER COMPANY N.V., et al., Debtors.	Chapter 11 Case Nos.: 99-10578 (BRL) through 99-10607 (BRL), 99-10613 (BRL), 99-10616 (BRL) through 99-10629 (BRL) and 00-10423 (BRL) (Jointly Administered)

NOTICE REGARDING FINAL DISTRIBUTION OF NEW COMMON STOCK OF REORGANIZED SINGER TO HOLDERS OF ALLOWED CLAIMS IN CLASS SNV-4 (GENERAL UNSECURED CLAIMS AGAINST THE SINGER COMPANY N.V.)

PLEASE TAKE NOTICE OF THE FOLLOWING:

1. **Confirmation of the Plan.** On August 24, 2000, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") entered an order (the "Confirmation Order") confirming the First Amended Joint Plan of Reorganization of The Singer Company N.V. and Its Affiliated Debtors and Debtors in Possession, dated June 22, 2000 (the "Plan"), in the chapter 11 cases of The Singer Company N.V. ("Singer") and its affiliated debtors and debtors in possession (collectively with Singer, the "Debtors"). Unless otherwise defined in this Notice, capitalized terms and phrases used herein have the meanings given to them in the Plan and the Confirmation Order.

2. **Treatment of Allowed Claims in Class SNV-4.** Pursuant to Section 5.1(d) of the Plan, each holder of an Allowed Claim in Class SNV-4 (General Unsecured Claims against Singer), including the PBGC Distribution Claim, shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Class SNV-4 Claims, among other things, a Pro Rata share of one-hundred percent (100%) of the shares of common stock of Reorganized Singer (the "New Common Stock") authorized under Section 7.14 of the Plan and under the articles of incorporation of Reorganized Singer. Pursuant to Section 7.14 of the Plan, the issuance of the New Common Stock and the distribution thereof to holders of Allowed Claims in Class SNV-4 shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

3. **Effective Date/Record Date.** On September 14, 2000, the Effective Date of the Plan occurred. Pursuant to Section 1.109 of the Plan, the Effective Date is the Record Date for purposes of making distributions under the Plan on account of Allowed Claims. Pursuant to Section 9.7 of the Plan, at the close of business on the Record Date, the transfer ledgers of the indenture trustees, agents and servicers of the Prepetition Singer Notes and the Brazil Prepetition Notes were closed, and there have been no further changes in the record holders of the Prepetition Singer Notes and the Brazil Prepetition Notes since the Record Date. Only the record holders of the Prepetition Singer Notes and Brazil Prepetition Notes stated on the transfer ledgers as of the close of business on the Record Date will be recognized for purposes of the Plan and transfers of the Prepetition Singer Notes or Brazil Prepetition Notes occurring after the Record Date will not be recognized.

4. **Issuance of New Common Stock.** On the Effective Date, the Singer Creditor Trust established by the Plan received on behalf of each holder of an Allowed Claim in Class SNV-4, in full satisfaction, settlement, release and discharge of and in exchange for each and every Class SNV-4 Claim, among other things, the New Common Stock, to be distributed Pro Rata by the Singer Creditor Trust in accordance with the terms of the Plan to holders of Allowed Claims in Class SNV-4.

5. **Initial Distribution of the New Common Stock.** The Singer Creditor Trust made an initial distribution of the New Common Stock to holders of Allowed Claims in Class SNV-4 on or about October 31, 2001 (the "Initial Distribution").

6. **Final Distribution of the New Common Stock.** The Singer Creditor Trust has determined to commence the final distribution of the New Common Stock to holders of Allowed Claims in Class SNV-4 and, therefore, shall direct Mellon Investor Services, L.L.C., as stock transfer agent for the New Common Stock (the "Stock Transfer Agent"), to either (a) establish a "book entry" record for each holder of an Allowed Claim in Class SNV-4 that did not receive a distribution of New Common Stock during the Initial Distribution indicating the amount of each such holder's Pro Rata share of the New Common Stock, or (b) update the "book entry" record for holders of Allowed Claims in Class SNV-4 that received a distribution of New Common Stock during the Initial Distribution. With the exception of certain former holders of Prepetition Singer Notes, physical share certificates for the New Common Stock will not be distributed automatically to the holders of such shares. Certain former holders of Prepetition Singer Notes, who held such notes in "certificate" form and who previously elected to hold their shares of New Common Stock in "certificate" form, automatically will receive a physical share certificate for their additional shares. The records maintained by the Stock Transfer Agent with respect to the New Common Stock shall be effective as of April 15, 2003.

7. **Delivery/Notification of Distribution.** On or before April 15, 2003, the Stock Transfer Agent, on behalf of the Singer Creditor Trust, shall mail an information packet to each holder of an Allowed Claim in Class SNV-4; provided, however, that information packets with respect to Prepetition Singer Notes and Brazil Prepetition Notes held through intermediary record holders shall be mailed to the banks, brokers and institutions that were the holders of record of such Prepetition Singer Notes or Brazil Prepetition Notes as of the Record Date (the "Intermediary Record Holders"), along with instructions that such Intermediary Record Holders deliver the information packets to the former beneficial owners of the Prepetition Singer Notes or Brazil Prepetition Notes. Each information packet will include: (a) a letter from Reorganized Singer containing, among other things, sources for financial and other information for Reorganized Singer; (b) a copy of this notice; and (c) either (i) a statement from the Stock Transfer Agent setting forth the total number of shares of New Common Stock owned by the particular holder in "book entry" form as reflected in the Stock Transfer Agent's ownership records or (ii) a physical share certificate indicating the number of additional shares of New Common Stock held by the particular holder in "certificate" form; provided, however, that holders of the Prepetition Singer Notes or Brazil Prepetition Notes who held such securities in "street name" shall not receive statements or physical certificates from the Stock Transfer Agent, but instead should receive information from the Intermediary Record Holders regarding the number of shares of New Common Stock such holders now own. The information packets will be delivered to (a) the addresses set forth on the proofs of claims filed by the holders of Allowed Claims in Class SNV-4 (or the last known addresses of such holders if no proof of claim was filed or if the Debtors were notified of a change of address), (b) the addresses set forth in any written notices of address changes delivered to the Singer Creditor Trust after the date of any related proof of claim, (c) the addresses reflected in the Debtors' Schedules if no proof of claim has been filed and the Singer Creditor Trust has not received a written notice of change of address, (d) the addresses set forth in any written notices of address change delivered to the Stock Transfer Agent after the Initial Distribution, or (e) in the case of a Claim holder whose Claim is governed by an indenture or other agreement and is administered by an indenture trustee, agent or servicer, at the addresses contained in the official records of such indenture trustee, agent or servicer. Pursuant to Section 9.7 of the Plan, only the record holders of the Prepetition Singer Notes and Brazil Prepetition Notes stated on the transfer ledgers as of the close of business on the Record Date will be recognized for purposes of the Plan and transfers of the Prepetition Singer Notes or Brazil Prepetition Notes occurring after the Record Date will not be recognized.

8. Discharge of Claims and Termination of Interests.

a. Pursuant to section 1141(d) of the Bankruptcy Code, other than with respect to the Foreign Jurisdiction Liquidating Debtors, Singer Furniture and the No Asset Liquidating Debtors, and except as otherwise specifically provided in the Plan or in the Confirmation Order, the distributions and rights that are provided in the Plan are in complete satisfaction, discharge and release, effective as of the Confirmation Date, of Claims and Causes of Action, whether known or unknown, against, liabilities of, liens on, obligations of and Interests in the Debtors or the Reorganized Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, including, but not limited to, demands and liabilities that arose before the Confirmation Date, any liability (including withdrawal liability) to the extent such Claims relate to services performed by employees of the Debtors prior to the Petition Date and that arise from a termination of employment or a termination of any employee or retiree benefit program regardless of whether such termination occurred prior to or after the Confirmation Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (ii) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, or (iii) the Claim holder of such a Claim accepted the Plan. The Confirmation Order is a judicial determination of the discharge of all liabilities of the Debtors.

b. Pursuant to section 1141(d)(3) of the Bankruptcy Code, entry of the Confirmation Order does not discharge Claims or Causes of Action against Singer Furniture, the Foreign Jurisdiction Liquidating Debtors or the No Asset Liquidating Debtors; *provided however*, that no holder of a Claim against any Foreign Jurisdiction Liquidating Debtor, Singer Furniture or No Asset Liquidating Debtor may, on account of such Claim, seek or receive any payment or other distribution from, or seek recourse against, any of such Debtors or their respective property, except as expressly provided in the Plan.

9. Injunctions.

a. Except as provided in the Plan or the Confirmation Order, and except as may be necessary to enforce or remedy a breach of the Plan and/or the Trust Agreement, the Debtors, and all Persons who have held, hold or may hold Claims or Interests and any successors, assigns or representatives of the foregoing are precluded and permanently enjoined on and after the Effective Date from: (a) commencing or continuing in any manner any Claim, action or other proceeding of any kind with respect to any Claim, Interest or any other right or Claim against the Singer Creditor Trust, Reorganized Singer, any other Reorganized Debtor or any Liquidating Debtor, which they possessed or may possess prior to the Effective Date, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order with respect to any Claim, Interest or any other right or Claim against the Singer Creditor Trust, Reorganized Singer, any other Reorganized Debtor or any Liquidating Debtor, which they possessed or may possess prior to the Effective Date, (c) creating, perfecting or enforcing any encumbrance of any kind with respect to any Claim, Interest or any other right or Claim against the Singer Creditor Trust, Reorganized Singer, any other Reorganized Debtor or any Liquidating Debtor, which they possessed or may have possessed prior to the Effective Date, and (d) asserting any Claims that are released hereby.

b. As of the Effective Date, all entities that held or may have held any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities that are released pursuant to the Plan are permanently enjoined from taking any of the following actions against any released entity or its property on account of such released claims, obligations, suits, judgments, damages, debts, rights, causes of action or liabilities: (i) commencing or continuing in any manner any action or other proceeding; (ii) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree or order; (iii) creating, perfecting or enforcing any lien or encumbrance; (iv) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or

obligation due to any released entity; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

c. By accepting distributions pursuant to the Plan, each holder of an Allowed Claim receiving distributions pursuant to the Plan shall be deemed to have specifically consented to the injunctions set forth above.

10. Termination of Subrogation Rights. All Claims against the Debtors and all rights and claims between or among Claim holders relating in any manner whatsoever to Claims against the Debtors, based upon any claimed subordination rights (if any), are deemed satisfied by the distributions under the Plan to Claim holders having such subordination rights, and such subordination rights are deemed waived, released, discharged and terminated as of the Effective Date. Distributions to the various Classes of Claims under the Plan are not subject to levy, garnishment, attachment or like legal process by any Claim holder by reason of any claimed subordination rights or otherwise, so that each Claim holder shall have and receive the benefit of the distributions in the manner set forth in the Plan.

Dated: March 31, 2003

OTTERBOURG, STEINDLER, HOUSTON
& ROSEN, P.C.
Counsel for the Singer Creditor Trust

/s/ Enid N. Stuart

Glenn B. Rice (GR 7605)
Enid N. Stuart (ES 6651)
OTTERBOURG, STEINDLER, HOUSTON
& ROSEN, P.C.
230 Park Avenue
New York, New York 10169
(212) 661-9100